

Mail Stop 3233

December 20, 2016

Via E-mail
Paul Pittman
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, CO 80237

>   **Re: Farmland Partners Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed December 15, 2016**
>   **File No. 333-213925**

Dear Mr. Pittman:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

Farmland Partners Inc., page 13

1.   We note that you have entered into agreements to acquire an aggregate of 9,854 acres in Arkansas and Illinois for an aggregate purchase price of $62.8 million. Please explain whether any of these acquisitions are probable and provide any required financial statements or tell us why financial statements are not required.

Paul Pittman
Farmland Partners Inc.
December 20, 2016
Page 2

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have questions regarding the comment.

                    Sincerely,

                    /s/ Jaime G. John

                    Jaime G. John
                    Branch Chief
                    Office of Real Estate and
                    Commodities